EXHIBIT 99.1

DeFi Technologies' Subsidiary Valour Launches Zcash (ZEC) ETP

  Zcash ETP: Valour launches an exchange traded product providing price exposure to Zcash (ZEC), expanding regulated access to one of the digital asset ecosystem's longest-standing privacy-focused networks.

  Traditional Market Access to ZEC: The ETP enables investors to gain exposure to ZEC through traditional brokerage accounts without the operational complexity of directly purchasing or storing digital assets.

  Expanding Valour's Digital Asset Platform: The launch further expands Valour's portfolio of more than 100 digital asset ETPs and reinforces its strategy of providing regulated access to a broad range of established and emerging digital asset protocols.

TORONTO, Sept. 29, 2026 /CNW/ -- DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3: DEFT31), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has launched the Valour Zcash (ZEC) SEK ETP.

The VALOUR ZCASH (ZEC) SEK ETP began trading on the Spotlight Stock Market on September 29, 2026, under the ISIN CH1108681763. The product provides investors with exposure to the price performance of Zcash (ZEC) through an exchange traded investment product accessible through traditional brokerage infrastructure.

The launch represents another expansion of Valour's digital asset ETP platform and expands regulated European market access to an asset that has played an important role in the development of privacy-preserving blockchain technology.

About Zcash

Launched in 2016, Zcash is a decentralized digital currency and payment network designed to provide users with greater control over the privacy of their financial transactions.

Zcash was the first widespread application of zero-knowledge proof technology known as zk-SNARKs. Its shielded transaction architecture allows transactions to be validated by the network while protecting sensitive transaction information from public disclosure. Zcash supports both shielded transactions, which can protect transaction details, and transparent transactions that operate similarly to transactions on traditional public blockchains.

ZEC is the native digital asset of the Zcash network and is used to transfer value and pay transaction fees across the network.

The launch comes amid increased market attention toward privacy-preserving digital assets and expanding regulated investment access to ZEC across global capital markets.

"Zcash represents one of the most important early applications of zero-knowledge cryptography in digital assets, and interest in privacy-preserving blockchain infrastructure continues to grow," said Johan Wattenström, Chief Executive Officer of DeFi Technologies. "Launching a Zcash ETP is exactly the type of product innovation Valour was built to deliver. We are giving investors access to an established digital asset through the same regulated, familiar market infrastructure they use to access traditional securities, while continuing to expand the breadth and differentiation of our product platform."

"Zcash gives users the ability to transact privately using zero-knowledge cryptography, and we have seen growing interest in ZEC from both professional and Nordic retail investors," said Jacob Lindberg, Chief Revenue Officer of Valour. "The demand for a listed product tracking ZEC has been clear. Bringing Zcash to Spotlight gives investors a familiar way to gain exposure through their existing brokerage infrastructure without having to purchase, store or manage the underlying digital asset directly."

The launch follows Valour's continued expansion across European and international markets and builds on a portfolio of more than 100 digital asset ETPs spanning major digital assets, Layer 1 and Layer 2 networks, decentralized finance protocols, staking products and other emerging blockchain ecosystems.

The VALOUR ZCASH (ZEC) SEK ETP carries a management fee of 1.9%.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3:DEFT31) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets.  Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to proposed listing of Valour's ETPs and DeFi Technologies' BDRs on B3, the expected timing of listing and trading, future expansion plans into Brazil and other regions, and anticipated investor demand for digital asset ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001985840

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 29-SEP-26